FG New America Acquisition Corp.

105 S. Maple Street

Itasca, Illinois 60143

September 29, 2020

VIA EDGAR

Ruairi Regan

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FG New America Acquisition Corp.
Registration Statement on Form S-1
Filed August 26, 2020, as amended
File No. 333-248429

Dear Mr. Regan:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, FG New America Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 29, 2020, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Larry G. Swets, Jr.
Name: Larry G. Swets, Jr.
Title: Chief Executive Officer and Director

cc: Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]